Results of Annual Meeting of Stockholders (unaudited)

On April 19, 2016, the Annual Meeting of Stockholders of the Fund was held and the following matters were voted upon based on 7,676,026 shares of common stock outstanding on the record date of February 22, 2016.

(1)	To approve the election of six directors to hold office until the year 2017 Annual Meeting of Stockholders.

Name of Directors	For	Withhold
Ralph W. Bradshaw	6,193,859	256,960
Robert E. Dean	6,175,896	274,922
Edwin Meese III	6,105,376	345,443
Scott B. Rogers	6,110,746	340,073
Andrew A. Strauss	6,155,693	295,126
Glenn W. Wilcox, Sr.	6,155,270	295,579